

September 7, 2022

Manuel O. Méndez
Chief Executive Officer
Quotient Ltd
Business Park Terre Bonne
Route de Crassier 13
1262 Eysins, Switzerland

> **Re: Quotient Ltd**
> **Registration Statement on Form S-3**
> **Filed August 31, 2022**
> **File No. 333-267190**

Dear Mr. Méndez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John A. Healy, Esq.